UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 2, 2025

SITIO ROYALTIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41585	88-4140242
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

(Address of principal executive office and Zip Code)

(720) 640-7620

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On June 2, 2025, Sitio Royalties Corp., a Delaware corporation (“Sitio”) and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio (“Sitio Opco”), entered into an Agreement and Plan of Merger, dated as of June 2, 2025, (the “Merger Agreement”) with Viper Energy, Inc., a Delaware corporation (“Viper”), Viper Energy Partners LLC, a Delaware limited liability company (“Viper Opco”), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent (“Viper Merger Sub”), and Scorpion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent (“Sitio Merger Sub”).

Pursuant to the terms of the Merger Agreement, Viper will acquire Sitio in an all-equity transaction through: (i) the merger of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of Sitio Merger Sub with and into Sitio, with Sitio continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity, in each case on the terms set forth in the Merger Agreement (collectively, the “Mergers”).

Upon consummation of the Mergers, former Viper and Sitio stockholders will own approximately 80% and 20%, respectively, of New Parent on a fully diluted basis.

On June 3, 2025, Sitio and Viper issued a joint press release announcing the Mergers and announcing that Viper will hold a conference call on June 3, 2025 at 7:00 a.m. CT (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference to such filing.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Viper and Sitio and the information included herein includes forward-looking statements within the meaning of the federal securities laws, which involve certain risks, uncertainties and assumptions that could cause the results to differ materially from such statements. All statements, other than historical facts, that address activities that Viper or Sitio assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future, or statements regarding the proposed Mergers, the likelihood that the conditions to the consummation of the Mergers will be satisfied on a timely basis or at all, Viper’s and Sitio’s ability to consummate the Mergers at any time or at all, the benefits of the Mergers and the post-combination company’s future financial performance following the Mergers, the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used herein, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The forward-looking statements are based on Viper’s and Sitio’s management’s current beliefs, based on currently available information, as to the outcome and timing of future events.

Factors that could cause the outcomes to differ materially include (but are not limited to) the following: the risk associated with Sitio’s ability to obtain the approvals of its stockholders required to consummate the Mergers; risks related to the timing of the closing of the Mergers, including the risk that the conditions to the Mergers are not satisfied on a timely basis or at all or the failure of the Mergers to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Mergers is not obtained or is obtained subject to conditions that are not anticipated; the post-combination company’s ability to successfully integrate Sitio’s and Viper’s businesses and technologies; the risk that the expected benefits and synergies of the Mergers may not be fully achieved in a timely manner, or at all; the risk that Sitio or Viper will not, or that following the Mergers, the post-combination company will not, be able to retain and hire key personnel; unanticipated difficulties or expenditures relating to the Mergers, the response of business partners and retention as a result of the announcement and pendency of the Mergers; Viper’s ability to finance the combined company on acceptable terms or at all; uncertainty as to the long-term value of the post-combination company’s common stock; the diversion of Sitio’s and Viper’s management’s time on transaction-related matters; and those risks described in Viper’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including in Item 1A of Viper’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Viper makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Viper’s website at https://www.viperenergy.com/investors/overview, and in Sitio’s periodic filings with the SEC, including in Item 1A of Sitio’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Sitio makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Sitio’s website at investors.sitio.com.

In light of these factors, the events anticipated by Viper’s and Sitio’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Viper and Sitio conduct their businesses in a very competitive and rapidly changing environment and new risks emerge from time to time. Viper and Sitio cannot predict all risks, nor can they assess the impact of all factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements they may make. Accordingly, you should not place undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this communication or, if earlier, as of the date they were made. Viper and Sitio do not intend to, and disclaim any obligation to, update or revise any forward-looking statements unless required by applicable law.

Additional Information and Where to Find It

In connection with the Mergers, New Parent will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Sitio, an information statement of Viper and a prospectus of New Parent. The Mergers will be submitted to Sitio’s stockholders for their consideration. Viper, Sitio and New Parent may also file other documents with the SEC regarding the Mergers. After the registration statement has been declared effective by the SEC, a definitive joint information statement/proxy statement/prospectus will be mailed to the stockholders of Viper and Sitio. This communication is not a substitute for the registration statement and joint information statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Viper, Sitio or New Parent may file with the SEC or send to stockholders of Viper or Sitio in connection with the Mergers. INVESTORS AND STOCKHOLDERS OF SITIO AND VIPER ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the joint information statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Viper, Sitio or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Viper, Sitio, New Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Sitio stockholders in connection with the Mergers.

Information regarding the directors and executive officers of Viper, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1: Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Compensation Tables”, “Stock Ownership” and “Certain Relationships and Related Party Transactions,” which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1602065/000119312525077960/d884560ddef14a.htm. To the extent holdings of Viper’s securities by its directors or executive officers have changed since the amounts set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001602065&type=&dateb=&owner=only&count=40&search_text=.

Information regarding the directors and executive officers of Sitio, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1 - Election of Directors”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management”, “Certain Relationships and Interested Transactions”, “Compensation Discussion and Analysis”, “Summary Compensation Table” and “2024 Director Compensation”, which was filed with the SEC on March 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1949543/000162828025015343/
str-20250328.htm. To the extent holdings of Sitio’s securities by its directors or executive officers have changed since the amounts set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=
getcompany&CIK=1949543&type=&dateb=&owner=only&count=40&search_text=.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release, dated June 3, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

Date: June 3, 2025

Exhibit 99.1

VIPER ENERGY, INC., A SUBSIDIARY OF DIAMONDBACK ENERGY, INC., TO ACQUIRE SITIO ROYALTIES CORP. IN ALL-EQUITY TRANSACTION; INCREASES BASE DIVIDEND

MIDLAND, Texas, June 3, 2025 (GLOBE NEWSWIRE) – Viper Energy, Inc. (NASDAQ:VNOM) (“Viper” or the “Company”), a subsidiary of Diamondback Energy, Inc. (NASDAQ:FANG) (“Diamondback”), and Sitio Royalties Corp. (NYSE:STR) (“Sitio”) today announced that they have entered into a definitive agreement under which Viper will acquire Sitio in an all-equity transaction valued at approximately $4.1 billion, including Sitio’s net debt of approximately $1.1 billion as of March 31, 2025. The consideration will consist of 0.4855 shares of Class A common stock of a new holding company (“pro forma Viper”) for each share of Sitio Class A common stock, and 0.4855 units of Viper’s operating subsidiary, Viper Energy Partners LLC, for each unit of Sitio’s operating subsidiary (along with a corresponding amount of Class B common stock of pro forma Viper for each share of Sitio Class C common stock), representing an implied value to each Sitio stockholder of $19.41 per share based on the closing price of Viper common stock on June 2, 2025. The transaction was unanimously approved by the Board of Directors of each company and has been approved by the written consent of Diamondback as Viper’s majority stockholder. Stockholders holding an aggregate of approximately 48% of Sitio’s outstanding voting power, including Kimmeridge, its largest stockholder, have agreed to vote in favor of the transaction. The transaction is subject to customary regulatory approvals and is expected to close in the third quarter of 2025.

The Company today also announced that the Board of Directors of Viper approved a 10% increase to its base dividend to $1.32 per share annually ($0.33 per share quarterly).

STRATEGIC RATIONALE

•	Size and Scale: Adds substantial scale and inventory depth that will support pro forma Viper’s durable production profile and free cash flow growth over the next decade

•	Meaningful Financial Accretion and Higher Cash Returns: Expected to be approximately 8—10% accretive to cash available for distribution per Class A share immediately upon closing

•

Lower Breakeven: Lowers pro forma Viper’s base dividend breakeven by approximately $2 per barrel to <$20 WTI; increased base dividend of $1.32/share represents approximately 45% of cash available for distribution at $50 WTI

•	Significant Synergies: Estimated to be in excess of $50 million annually, primarily attributable to general and administrative and cost of capital savings

•

Access to Capital: Pro forma Viper is expected to maintain its Investment Grade status; pro forma leverage expected to be approximately 1.2x at closing at strip pricing and decreasing thereafter; near-term net debt target of $1.5 billion which equates to less than 1.0x leverage at $60 WTI

•

Diamondback Relationship: Diamondback is expected to own approximately 41% of pro forma Viper’s outstanding common stock after closing and will continue to drive meaningful long-term oil production growth from the Company’s acreage

SITIO HIGHLIGHTS

•

Approximately 25,300 net royalty acres in the Permian Basin, plus an additional ~9,000 net royalty acres in other major basins (DJ, Eagle Ford, Williston); total acreage of approximately 34,300 net royalty acres

•	Roughly 50% overlap with existing Viper gross producing horizontal wells in the Permian Basin

•	Q1 2025 average production of 18.9 mbo/d (42.1 mboe/d); Q1 2025 average Permian production of 14.5 mbo/d (31.9 mboe/d)

•	Approximately 16.1 existing net DUCs and permits with an average lateral length of ~9,500 feet

PRO FORMA HIGHLIGHTS

•	Approximately 85,700 net royalty acres in the Permian Basin; ~43% operated by Diamondback

•	Pro forma Viper owns an average 1.8% NRI in approximately 33,300 gross producing horizontal wells (~608 net wells)

•

Approximately 75.4 existing net DUCs and permits with an average lateral length of ~10,800 feet; Diamondback is the largest operator of these net locations with 41.1 DUCs and permits with an average lateral length of ~12,400 feet

•

Estimated Q4 2025 average production of 64 – 68 mbo/d (122 – 130 mboe/d); expect full year 2026 average production to increase by a mid-single digit percentage from these levels assuming current commodity prices, line of sight trajectory, and industry activity levels

“The combination of Viper and Sitio signifies an important moment for mineral and royalty interests,” stated Kaes Van’t Hof, Chief Executive Officer of Viper. “This combination creates a leader in size, scale, float, liquidity and access to investment grade capital in the highly fragmented minerals industry. Pro forma Viper is now clearly a must-own public mineral and royalty company in North America, with attractive size and scale in the Permian Basin. This transaction positions Viper to compete for capital with mid and large cap North American E&Ps; except with higher margins, minimal operating costs, and the lowest dividend breakeven in the space.”

Mr. Van’t Hof continued, “While this transaction will reduce Diamondback’s ownership in pro forma Viper to 41%, it does not reduce the significance of the relationship between Diamondback and Viper. The Diamondback drillbit remains Viper’s biggest competitive advantage and the most visible source of long-term production growth at Viper. Mineral interests offer the highest form of security and upside in the oil field, and any and all benefits an operator manages to unlock accrues directly to the mineral holder without any capital risk, forever.”

“We are excited to announce the combination of two leading minerals companies with a shared strategic vision of integrating the highest quality assets to create a truly differentiated investment opportunity for shareholders,” said Sitio CEO Chris Conoscenti. “This transaction provides Sitio’s shareholders with exposure to an entity with significantly greater size, future development visibility, and all of the benefits of the economies of scale unique to the minerals business – higher margins, lower cost of capital, strong positioning for future M&A opportunities, and the ability to return more capital to shareholders. I want to thank all of the Sitio team members, whose innovation and relentless pursuit of continuous improvement made building Sitio such an amazing and rewarding experience.”

“This transaction is the next logical step in Sitio’s evolution,” stated Noam Lockshin, Chairman of the Sitio Board of Directors. “By adding Sitio’s coverage of the Delaware Basin to Viper’s position in the Midland Basin, the combined company will be well positioned in the Permian for years to come.”

Advisors

Moelis & Company LLC is serving as financial advisor to Viper and Wachtell, Lipton, Rosen & Katz is serving as its legal advisor.

J.P. Morgan Securities LLC is serving as exclusive financial advisor to Sitio and Vinson & Elkins LLP is serving as its legal advisor.

Conference Call

Viper will host a conference call and webcast for investors and analysts to discuss this transaction on Tuesday, June 3, 2025 at 7:00 a.m. CT. Access to the webcast, and replay which will be available following the call, may be found here. The live webcast of the conference call will also be available via Viper’s website at www.viperenergy.com under the “Investor Relations” section of the site.

About Viper Energy, Inc.

Viper is a corporation formed by Diamondback to own, acquire and exploit oil and natural gas properties in North America, with a focus on owning and acquiring mineral and royalty interests in oil-weighted basins, primarily the Permian Basin. For more information, please visit www.viperenergy.com.

About Diamondback Energy, Inc.

Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves primarily in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com.

About Sitio Royalties Corp.

Sitio is a shareholder returns-driven company focused on large-scale consolidation of high-quality oil & gas mineral and royalty interests across premium basins, with a diversified set of top-tier operators. With a clear objective of generating cash flow from operations that can be returned to stockholders and reinvested, Sitio has accumulated approximately 34,300 net royalty acres through the consummation of over 200 acquisitions, as of March 31, 2025. More information about Sitio is available at www.sitio.com.

Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “Mergers”) between Viper and Sitio and the information included herein includes forward-looking statements within the meaning of the federal securities laws, which involve certain risks, uncertainties and assumptions that could cause the results to differ materially from such statements. All statements, other than historical facts, that address activities that Viper or Sitio assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future, or statements regarding the proposed Mergers, the likelihood that the conditions to the consummation of the Mergers will be satisfied on a timely basis or at all, Viper’s and Sitio’s ability to consummate the Mergers at any time or at all, the benefits of the Mergers and the post-combination company’s future financial performance following the Mergers, the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used herein, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The forward-looking statements are based on Viper’s and Sitio’s management’s current beliefs, based on currently available information, as to the outcome and timing of future events.

Factors that could cause the outcomes to differ materially include (but are not limited to) the following: the risk associated with Sitio’s ability to obtain the approvals of its stockholders required to consummate the Mergers; risks related to the timing of the closing of the Mergers, including the risk that the conditions to the Mergers are not satisfied on a timely basis or at all or the failure of the Mergers to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Mergers is not obtained or is obtained subject to conditions that are not anticipated; the post-combination company’s ability to successfully integrate Sitio’s and Viper’s businesses and technologies; the risk that the expected benefits and synergies of the Mergers may not be fully achieved in a timely manner, or at all; the risk that Sitio or Viper will not, or that following the Mergers, the post-combination company will not, be able to retain and hire key personnel; unanticipated difficulties or expenditures relating to the Mergers, the response of business partners and retention as a result of the announcement and pendency of the Mergers; Viper’s ability to finance the combined company on acceptable terms or at all; uncertainty as to the long-term value of the post-combination company’s common stock; the diversion of Sitio’s and Viper’s management’s time on transaction-related matters; and those risks described in Viper’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including in Item 1A of Viper’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Viper makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Viper’s website at www.viperenergy.com/investors/overview, and in Sitio’s periodic filings with the SEC, including in Item 1A of Sitio’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Sitio makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Sitio’s website at investors.sitio.com.

In light of these factors, the events anticipated by Viper’s and Sitio’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Viper and Sitio conduct their businesses in a very competitive and rapidly changing environment and new risks emerge from time to time. Viper and Sitio cannot predict all risks, nor can they assess the impact of all factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements they may make. Accordingly, you should not place undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this communication or, if earlier, as of the date they were made. Viper and Sitio do not intend to, and disclaim any obligation to, update or revise any forward-looking statements unless required by applicable law.

Additional Information and Where to Find It

In connection with the Merger, New Cobra Pubco, Inc. (“New Parent”) will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Sitio, an information statement of Viper and a prospectus of New Parent. The Mergers will be submitted to Sitio’s stockholders for their consideration. Viper, Sitio and New Parent may also file other documents with the SEC regarding the Mergers. After the registration statement has been declared effective by the SEC, a definitive joint information statement/proxy statement/prospectus will be mailed to the stockholders of Viper and Sitio. This communication is not a substitute for the registration statement and joint information statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Viper, Sitio or New Parent may file with the SEC or send to stockholders of Viper or Sitio in connection with the Mergers. INVESTORS AND STOCKHOLDERS OF SITIO AND VIPER ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the joint information statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Viper, Sitio or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Viper, Sitio, New Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Sitio stockholders in connection with the Mergers.

Information regarding the directors and executive officers of Viper, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1: Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Compensation Tables”, “Stock

Ownership” and “Certain Relationships and Related Party Transactions,” which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1602065/000119312525077960/d884560ddef14a.htm, To the extent holdings of Viper’s securities by its directors or executive officers have changed since the amounts set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001602065&type=&dateb=&owner=only&count=40&search_text=.

Information regarding the directors and executive officers of Sitio, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1—Election of Directors”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management”, “Certain Relationships and Interested Transactions”, “Compensation Discussion and Analysis”, “Summary Compensation Table” and “2024 Director Compensation”, which was filed with the SEC on March 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1949543/000162828025015343/str-20250328.htm. To the extent holdings of Sitio’s securities by its directors or executive officers have changed since the amounts set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1949543&type=&dateb=&owner=only&count=40&search_text=.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Non-GAAP Financial Measures

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. Viper defines Adjusted EBITDA as net income (loss) attributable to Viper Energy, Inc. plus net income (loss) attributable to non-controlling interest (“net income (loss)”) before interest expense, net, non-cash stock-based compensation expense, depletion expense, non-cash (gain) loss on derivative instruments, and instruments, (gain) loss on extinguishment of debt, if any, other non-cash operating expenses, other non-recurring expenses and provision for (benefit from) income taxes, if any. Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate Viper’s operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income, royalty income, cash flow from operating activities or any other measure of financial performance or liquidity presented as determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Viper defines cash available for distribution generally as an amount equal to its Adjusted EBITDA for the applicable quarter less cash needed for income taxes payable, debt service, contractual obligations and fixed charges and reserves for future operating or capital needs that the Board may deem appropriate, lease bonus income, net of tax, dividend equivalent rights payments and preferred dividends, if any. Management believes cash available for distribution is useful because it allows them to more effectively evaluate Viper’s operating performance excluding the impact of non-cash financial items and short-term changes in working capital. Viper defines free cash flow margin as cash flow from operations less capital expenditures divided by total barrels of oil equivalents. Viper defines cash margins as unhedged realized price per Boe less production and ad valorem taxes, cash G&A, and interest expense divided by unhedged realized price. Viper defines pre-tax income attributable to Viper as income (loss) before income taxes less net income (loss) attributable to non-controlling interest. Viper believes this measure is useful to investors given it provides the basis for income taxes payable by Viper, which is an adjustment to reconcile Adjusted EBITDA to cash available for distribution to Viper’s shareholders. Viper defines net debt as debt (excluding debt issuance costs, discounts and premiums) less cash and cash equivalents. Net debt should not be considered an alternative to, or more meaningful than, total debt, the most directly comparable GAAP measure. Management uses net debt to determine Viper’s outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. Viper believes this metric is useful to analysts and investors in determining Viper’s leverage position because Viper has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt. Viper’s computations of Adjusted EBITDA, cash available for distribution, pre-tax income attributable to Viper, free cash flow margins, cash margins, and net debt may not be comparable to other similarly titled measures of other companies or to such measure in its credit facility or any of its other contracts. For a reconciliation of Adjusted EBITDA, cash available for distribution and net debt to the most comparable GAAP measures, please refer to the materials furnished by Viper to the Securities and Exchange Commission.

Furthermore, this communication includes or references certain forward-looking, non-GAAP financial measures, such as estimated free cash flow for 2025, distributable cash flow per Class A shareholder for 2025 and certain related estimates regarding future performance, results and financial position. Because Viper provides these measures on a forward-looking basis, it cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as any future impairments and future changes in working capital. Accordingly, Viper is unable to present a quantitative reconciliation of such forward-looking, non-GAAP financial measures to the respective most directly comparable forward-looking GAAP financial measures. The unavailable information could have a significant impact on our ultimate results. However, Viper believes these forward-looking, non-GAAP measures may be a useful tool for the investment community in comparing Viper’s forecasted financial performance to the forecasted financial performance of other companies in the industry.

Oil and Gas Reserves

The SEC generally permits oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, and certain probable and possible reserves that meet the SEC’s definitions for such terms. Viper discloses only estimated proved reserves in its filings with the SEC. Viper’s estimated proved reserves as of December 31, 2024 contained in this communication were prepared by Viper’s internal reservoir engineers and audited by Ryder Scott Company, L.P., an independent petroleum engineering firm, and comply with definitions promulgated by the SEC. Additional information on Viper’s estimated proved reserves is contained in Viper’s filings with the SEC. In this communication, Viper may use the terms “resources,” “resource potential” or “potential resources,” which the SEC guidelines prohibit Viper from including in filings with the SEC. “Resources,” “resource potential” or “potential resources” refer to Viper’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Such terms do not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or SEC rules and do not include any proved reserves. Actual quantities that may be ultimately recovered by the operators of Viper’s properties will differ substantially. Factors affecting ultimate recovery include the scope of the operators’ ongoing drilling programs, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of potential resources may change significantly as development of our properties by our operators provide additional data. In addition, our production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production, decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

Investor Contact

Viper Energy:

Chip Seale

+1 432.247.6218

cseale@viperenergy.com

Sitio Royalties:

Alyssa Stephens

+1 281.407.5204

IR@sitio.com

Source: Viper Energy, Inc.; Diamondback Energy, Inc.